UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54524	CUSIP NUMBER: 03829G206

(Check one):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K   ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K   ☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

Full Name of Registrant: APPlife Digital Solutions, Inc.

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): 701 Anacapa Street, Suite C

City, State and Zip Code: Santa Barbara, California 93101

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

APPlife Digital Solutions, Inc. (the "Company") could not file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the "Form 10-K") by the prescribed due date without unreasonable effort or expense. The Company needs additional time to complete the preparation of its consolidated financial statements and related disclosures, and its independent registered public accounting firm needs additional time to complete its audit. The additional time is needed principally because the fiscal year included the Company's first full year of consolidated operations following the reverse acquisition of Sugar Auto Parts, Inc., the issuance and conversion of multiple convertible promissory notes with embedded derivative features, the related derivative liability valuations, and a 1-for-250 reverse stock split. The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barrett Evans, Chief Financial Officer	(805)	500-3205
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The comparative period in the Form 10-K is the period from January 6, 2025 (inception of Sugar Auto Parts, Inc., the accounting acquirer) to June 30, 2025, so the two periods are not of equal length. Subject to completion of the audit, the Company expects to report revenue of approximately $2.3 million for the year ended June 30, 2026, compared with approximately $0.3 million for the prior period, and a net loss of approximately $4.7 million, compared with a net loss of approximately $1.0 million for the prior period. The increase in net loss is primarily due to a non-cash goodwill impairment charge of approximately $2.7 million, higher operating expenses, and finance expense and amortization of debt discounts related to the Company's convertible notes, partially offset by a non-cash gain from the change in fair value of derivative liabilities of approximately $1.0 million. These amounts are preliminary and unaudited and may change as the audit is completed.

APPLIFE DIGITAL SOLUTIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026

By:  /s/ Barrett Evans

Name: Barrett Evans

Title: Chief Financial Officer